                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 11)

                    Under the Securities Exchange Act of 1934

                               JARDEN CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   471109 10 8
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Marlin Partners II, L.P.
                            Attn: Martin E. Franklin
                            555 Theodore Fremd Avenue
                                   Suite B-302
                                  Rye, NY 10580
                                 (914) 967-9400
-------------------------------------------------------------------------------
  Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 21, 2002
-------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

-----------------------                   -------------------------------------
CUSIP NO. 471109 10 8                     Page   2     of  11    Pages
                                               -------   -------
-----------------------                   -------------------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Marlin Partners II, L.P.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

         [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

  NUMBER OF            0
   SHARES       ---------------------------------------------------------------
BENEFICIALLY        8  SHARED VOTING POWER
  OWNED BY
    EACH               0
  REPORTING     ---------------------------------------------------------------
   PERSON           9  SOLE DISPOSITIVE POWER
    WITH
                       0
                ---------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         0
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*

         [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------             -------------------------------------
CUSIP NO. 471109 10 8                         Page    3     of   11   Pages
                                                   --------   -------
---------------------------             -------------------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Marlin Management, L.L.C.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(E)

         [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                7  SOLE VOTING POWER

  NUMBER OF        0
   SHARES    -------------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY
    EACH           0
  REPORTING  -------------------------------------------------------------------
   PERSON       9  SOLE DISPOSITIVE POWER
    WITH
                   0
            -------------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER

                  0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*

         [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------           -------------------------------------
CUSIP NO. 471109 10 8                   Page    4     of  11    Pages
                                             --------   -------
-----------------------------           -------------------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Martin E. Franklin
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

         [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

   NUMBER OF           865,689
    SHARES     ----------------------------------------------------------------
 BENEFICIALLY     8    SHARED VOTING POWER
   OWNED BY
     EACH              358,652
   REPORTING  -----------------------------------------------------------------
    PERSON        9    SOLE DISPOSITIVE POWER
     WITH
                       865,689
             ------------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,224,341
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.6%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------               -------------------------------------
CUSIP NO. 471109 10 8                    Page    5     of   11   Pages
                                              --------   -------
--------------------------               -------------------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ian G.H. Ashken
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY


-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

         [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

   NUMBER OF           0
    SHARES     ----------------------------------------------------------------
 BENEFICIALLY     8    SHARED VOTING POWER
   OWNED BY
     EACH              358,652
   REPORTING  -----------------------------------------------------------------
    PERSON        9    SOLE DISPOSITIVE POWER
     WITH
                       358,652
             ------------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         358,652
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.5%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 11 to Schedule 13D ("Amendment No. 11") relates to the common stock, $.01 par value (the "Common Stock"), of Jarden Corporation (formerly known as Alltrista Corporation), a Delaware corporation (the "Company"). This Amendment No. 11 amends the Schedule 13D, as previously amended (the "Schedule 13D"), of Marlin Partners II, L.P., Marlin Management, L.L.C., Martin E. Franklin and Ian G.H. Askhen. Capitalized terms used in this Amendment No. 11 but not otherwise defined have the meanings ascribed to them in the
Schedule 13D.

     Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

     This Amendment No. 11 to Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of the Company. This Amendment No. 11 amends the initial statement (the "Schedule 13D") on Schedule 13D dated January 4, 2000, as amended. The address of the principal executive offices of the Company is 555 Theodore Fremd Avenue, Rye, New York 10580. All of the securities covered by this Schedule 13D reflect a 2-for-1 stock split (the "Stock Split") of the Company's Common Stock having a record date of May 20, 2002.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

     On or about February 15, 2002, each of Messrs. Franklin and Ashken purchased 34 shares of Common Stock for $270 pursuant to and under the Company's 1996 Employee Stock Purchase Plan.

     On or about May 15, 2002, each of Messrs. Franklin and Ashken purchased 137 shares of Common Stock for $1,661.52 pursuant to and under the Company's 1996 Employee Stock Purchase Plan.

     On or about August 15, 2002, each of Messrs. Franklin and Ashken purchased 102 shares of Common Stock for $1,938.44 pursuant to and under the Company's 1996 Employee Stock Purchase Plan.

     There were no funds used in connection with the distribution of shares of Common Stock described in Item 4 below.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

     As previously reported, effective January 1, 2002, Mr. Franklin was awarded 100,000 (50,000 shares pre Stock Split) restricted shares of Common Stock under the Company's 1998 Long-Term Equity Incentive Plan, as amended. The restrictions on the Common Stock have been amended to lapse upon the earlier of (i) the date that the stock price of the Common Stock equals or exceeds thirty-five dollars ($35.00) or (ii) the date there is a change of control (as defined in Section 2.01 of the Plan) of the Company. Mr. Franklin currently has the right to vote such restricted shares.

     As previously reported, effective January 1, 2002, Mr. Ashken was awarded 40,000 restricted shares (20,000 shares pre Stock Split) of Common Stock under the Company's 1998 Long-Term Equity Incentive Plan, as amended. The restrictions on the Common Stock have been amended to lapse upon the earlier of (i) the date that the stock price of the Common Stock equals or exceeds thirty-five dollars ($35.00) or (ii) the date there is a change of control (as defined in Section
2.01 of the Plan) of the Company. Mr. Ashken currently has the right to vote such restricted shares.

     On August 21, 2002 the General Partner of Marlin Partners decided to unwind and dissolve the Partnership. In connection with the unwind of Marlin Partners, on August 21, 2002, 300,000 shares of Common Stock for and on behalf of Marlin Partners and its partners were sold for aggregate net proceeds of $7,530,000. In addition, on August 22, 2002, 10,519 shares of Common Stock for and on behalf of Marlin Partners and its partners were sold for aggregate net proceeds of $265,070.

     Also, on August 21, 2002, pursuant to the terms of the Agreement of Limited Partnership of Marlin Partners, Marlin Partners declared the distribution (the "Marlin Partners Distribution") of all of the remaining 983,681 shares of Common Stock held by it to its partners, including 7,352 shares of Common Stock to Marlin Management and 176,443 shares of Common Stock to Marlin Equities, L.P. ("Marlin Equities"), a limited partner of Marlin Partners. The partners of each of Marlin Equities and Marlin Management are Martin Franklin and Ian Ashken. The distribution to Marlin Management and Marlin Equities was for the entire investment made by these entities in Marlin Partners. Marlin Partners now owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding.

     In connection with and upon the happening of the Marlin Partners Distribution, Marlin Management distributed all 7,352 shares of Common Stock distributed to it as follows: 6,617 shares of Common Stock to Martin Franklin and 735 shares of Common Stock to Ian Ashken. Marlin Management now owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding.

     In connection with and upon the happening of the Marlin Partners Distribution, Marlin Equities distributed all 176,443 shares of Common Stock distributed to it as follows: 158,799 shares of Common Stock to Martin Franklin and 17,644 shares of Common Stock to Ian Ashken. Marlin Equities now owns beneficially zero shares of Common Stock, constituting 0% of the shares outstanding.

     In connection with the above discussed distributions, Mr. Franklin received 6,617 shares of Common Stock from the distribution of Marlin Management and 158,799 shares of Common Stock from the distribution of Marlin Equities, as discussed above.

         In connection with the above discussed distributions, Mr. Ashken received 735 shares of Common Stock from the distribution of Marlin Management and 17,644 shares of Common Stock from the distribution of Marlin Equities, as discussed above.

     Each of the Reporting Persons, who hold shares, currently intends to hold the shares of Common Stock for investment purposes only.

     The Reporting Persons do not currently have any present plans or proposals that relate to or would result in any of the actions required to be described in
Item 4 of Schedule 13D.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is deleted in its entirety and replaced with the following:

     As a result of the Partnership distributions described in Item 4 above, neither Marlin Partners nor Marlin Management own any shares of Common Stock.

     Mr. Franklin has sole voting and dispositive power with respect to 865,689 shares of Common Stock. The 865,689 shares of Common Stock directly held by Martin Franklin constitute approximately 6.1% of the outstanding shares of Common Stock of the Company. In addition, pursuant to the terms of a voting agreement, as described in item 6 below, Mr. Franklin has the power to vote, or to direct the voting of 358,652 shares of Common Stock held by Mr. Ian Ashken. Mr. Franklin disclaims beneficial ownership with respect to the 358,652 shares held by Mr. Ashken, for purposes of Section 13(d) of the Exchange Act, Section 16 of the Exchange Act or for any other purpose. The 1,224,341 shares of Common Stock beneficially owned by Mr. Franklin including the shares owned by Mr. Ashken constitute approximately 8.6% of the outstanding shares of Common Stock. In addition, on July 2, 2002, Mr. Franklin was awarded options (the "Franklin Options") to purchase 500,000 shares of Common Stock pursuant to stock option agreements under Jarden stock plans. The options vest and become exercisable in four equal consecutive annual installments of 125,000 shares beginning July 2, 2003, with the first tranche of 125,000 shares vesting on July 2, 2003. Assuming the exercise or vesting of all of the Franklin Options, Mr. Franklin would be the beneficial owner of 1,724,341 shares or 12.1% of the outstanding shares of Common Stock.

     Mr. Ashken has shared voting and sole dispositive power with respect to 358,652 shares of Common Stock. The 358,652 shares of Common Stock directly held by Ian Ashken constitute approximately 2.5% of the outstanding shares of Common Stock of the Company. Pursuant to the terms of a voting agreement, as described in item 6 below, Mr. Franklin has the power to vote, or to direct the voting of 358,652 shares of Common Stock held by Mr. Ian Ashken. Mr. Ashken disclaims beneficial ownership with respect to the 865,689 shares of Common Stock held by Mr. Franklin for the purposes of Section 13(d) of the Exchange Act, Section 16 of the Exchange Act or for any purpose. In addition, on July 2, 2002, Mr. Ian Ashken was awarded options (the "Ashken Options") to purchase 150,000 shares of Common Stock pursuant to stock option agreements under Jarden stock plans. The options vest and become exercisable in four equal consecutive annual installments of 37,500 shares beginning July 2, 2003, with the first tranche of

37,500 shares vesting on July 2, 2003. Assuming the exercise or vesting of all of the Ashken Options, Mr. Ashken would be the beneficial owner of 508,652 shares or 3.6% of the outstanding shares of Common Stock of the Company.

     The foregoing percentage calculations are based on 14,255,837 shares of Common Stock reported by the Company issued and outstanding as of August 2, 2002 in the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2002.

     Except as provided in this Schedule 13D, there have been no transactions in the shares of Common Stock in the past 60 days by any of the Reporting Persons.

     As of August 23, 2002, other than Mr. Franklin, the Reporting Persons filing hereby ceased to be the beneficial owners of more than 5% of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Messrs. Martin Franklin and Ian Ashken entered into a Voting Agreement, dated as of August 22, 2002. Pursuant to the terms of the Voting Agreement, Mr. Ashken agreed with Mr. Franklin to vote the shares of Common Stock held by Mr. Ashken. In connection therewith, Mr. Ashken appointed Mr. Franklin proxy and attorney in fact to vote such shares (including, without limitation, shares of Common Stock that may hereafter be acquired by Mr. Ashken, and any securities that may be issued in respect of the shares, whether by way of stock split, dividend, merger, recapitalization, reclassification, exchange of shares, liquidation or otherwise, on all the matters which may be submitted to the stockholders of the Company.

     The foregoing description is a summary of the material provisions of the Voting Agreement. Attached hereto as Exhibit B is a copy of the Voting Agreement, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A      Joint Filing Agreement, dated August 26, 2002, among Marlin
               Partners II, L.P., Marlin Management, L.L.C., Martin E. Franklin, and Ian G.H. Ashken

Exhibit B      Voting Agreement, dated as of August 22, 2002, between
               Martin E. Franklin and Ian G.H. Ashken

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2002.

                                         MARLIN PARTNERS II, L.P.

                                         By:  Marlin Management, L.L.C.,
                                              its General Partner


                                         By: /s/ Martin E. Franklin
                                             ----------------------
                                             Name:  Martin E. Franklin
                                             Title:  Managing Member



                                         /s/ Martin E. Franklin
                                         ----------------------
                                         Martin E. Franklin


                                         /s/ Ian G.H. Ashken
                                         -------------------
                                         Ian G.H. Ashken



                                         Marlin Management, L.L.C.


                                         By: /s/ Martin E. Franklin
                                             ------------------------------
                                             Name:   Martin E. Franklin
                                             Title:  Managing Member

                                  EXHIBIT INDEX


Exhibit A         Joint Filing Agreement,  dated August 26, 2002, among Marlin
                  Partners II, L.P., Marlin  Management,  L.L.C.,
                  Martin E. Franklin, and Ian G.H. Ashken

Exhibit B         Voting Agreement, dated as of August 22, 2002, between
                  Martin E. Franklin and Ian G.H. Ashken

             SCHEDULE 13D (AMENDMENT NO. 11) JOINT FILING AGREEMENT


     The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

     The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D (Amendment No. 11) and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have either signed this Agreement or caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth below.

Date: August 26, 2002.


                                       MARLIN PARTNERS II, L.P.

                                       By:  Marlin Management, L.L.C.,
                                            its General Partner


                                       By: /s/ Martin E. Franklin
                                           ----------------------
                                           Name:   Martin E. Franklin
                                           Title:  Managing Member


                                       /s/ Martin E. Franklin
                                       ----------------------
                                       Martin E. Franklin


                                       /s/ Ian G.H. Ashken
                                       -------------------
                                       Ian G.H. Ashken


                                       Marlin Management, L.L.C.


                                       By: /s/ Martin E. Franklin
                                           ----------------------
                                           Name:   Martin E. Franklin
                                           Title:  Managing Member

                                VOTING AGREEMENT


     VOTING AGREEMENT, dated as of August 22, 2002 (the "Agreement"), between Martin E. Franklin ("Martin") and Ian G. H. Ashken ("Ian").

     WHEREAS, Martin and Ian are managing members of Marlin Management, L.L.C. ("Marlin Management") and partners of Marlin Equities, L.P. ("Martin Equities"), which beneficially owned shares of common stock ("Common Stock") of Jarden Corporation ( "Jarden").

     WHEREAS, with the distribution of shares of Common Stock by each of Marlin Management and Marlin Equities, together with shares of Common Stock previously held by Ian, Ian is the beneficial owner of 358,652 shares of Common Stock.

     WHEREAS, in order to induce the managing members of Marlin Management and the partners of Martin Equities to distribute shares of Common Stock, Ian granted to Martin certain rights with respect to all of the shares of Jarden Common Stock owned by Ian, including the 358,652 shares of Common Stock (the "Shares") on the terms set forth below.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE 1.

     1. Voting Agreement; Irrevocable Proxy. Until the termination of this Agreement, Ian agrees with Martin to vote or cause to be voted the Shares, except to the extent that the Proxy (as hereinafter defined) votes the Shares, in the manner directed by Martin. In connection therewith Ian hereby irrevocably appoints Martin proxy and attorney in fact with full power of substitution (the "Proxy"), to vote the Shares (including, without limitation, shares of Common Stock that may hereafter be acquired by Ian, and any securities that may be issued in respect of the Shares, whether by way of stock split, dividend, merger, recapitalization, reclassification, exchange of shares, liquidation or otherwise) in such manner as the Proxy in his sole discretion deems proper, on all the matters which may be submitted to the stockholders of the Company whether at an annual meeting or special meeting of stockholders (and whether or not adjourned or postponed) or by written consent. THIS PROXY AND POWER OF ATTORNEY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Ian hereby revokes all other proxies and powers of attorney with respect to the Shares which he may have heretofore appointed or granted, and, no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed shall not be effective) by Ian with respect thereto.

                                   ARTICLE 2.

     Ian hereby represents, warrants and covenants as follows (which representations, warranties and covenants shall survive the execution of this Agreement):

     1. Authority Relative to This Agreement. Ian has all necessary right, power, authority and capacity to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Ian and constitutes the legal, valid and binding obligation of Ian, enforceable in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and general principles of equity.


                                   ARTICLE 3.

     1. No Transfer Restrictions. Martin hereby agrees and understands that (i) this Agreement does not in any manner restrict or prohibit Ian's transfer of the Shares, (ii) this Agreement and the proxy granted hereunder shall effect the Shares for only so long as such Shares are beneficially owned by Ian, and (ii) that the Proxy and other rights granted hereunder will lapse with respect to any Shares transferred upon transfer of such Shares.

     2. No Fiduciary Obligations. The parties hereto acknowledge that Martin shall be permitted to vote the Shares in a manner beneficial to Martin without regard to whether any such action is beneficial to the stockholders of the Company in general or Ian in particular.

     3. Further Assurances. The parties will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions and purposes contemplated hereby.

     4. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     5. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

     6. Assignment; Parties in Interest. This Agreement shall not be assigned by operation of law or otherwise. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     7. Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. The parties may waive compliance with any agreement or condition contained herein.

     8. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

     9. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. Any claims or litigation arising out of or relating to this Agreement or any of the transactions contemplated hereby shall be brought exclusively in the Federal or State courts of New York, New York and the parties consent to personal jurisdiction therein.

     10. Termination. This Agreement and the proxy granted hereunder shall terminate upon the earlier of (i) the mutual written agreement of Martin and Ian, (ii) after 60 days written notice of termination of this Agreement given by one party to the other party, and (iii) August 31, 2007.

     11. Counterparts. This Agreement may be executed in one or more counterparts each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the undersigned have duly executed this Agreement, as of the date first written above.



                                                   /s/ Martin E. Franklin
                                                   ----------------------
                                                       Martin E. Franklin



                                                   /s/ Ian G.H. Ashken
                                                  -------------------
                                                  Ian G. H. Ashken